Mail Stop 4-6

		April 19, 2005

Shawn S. Hoyt
General Counsel and Secretary
Pegasystems Inc.
101 Main Street
Cambridge, Massachusetts 02142

	RE:	Pegasystems Inc.
		Preliminary Proxy Statement on Schedule 14A
		Filed April 11, 2005
		File No. 001-11859

Dear Mr. Hoyt:

	This is to advise you that we have conducted a limited review of the above preliminary proxy statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Approval of Amendments to Our Restated Articles of Organization,
page
22
1. You indicate in the last sentence of the first paragraph of this section that the proposed amendments to the articles of organization are set forth in Exhibit A to your proxy statement, with deletions indicated by strikeout and additions indicated by underline. Specify which changes in Exhibit A pertain to each of your proposals.
2. It appears that you are bundling amendments that you propose to make to your by-laws with amendments you propose to make to your articles of organization. For example, in your description of Proposal 2C, you state that if Proposals 2B and 2C are approved by the stockholders, the Board intends to amend a similar provision in the by-laws. As another example, in your description of Proposals 2G and 2H, you state that if such proposals are approved by the stockholders, the Board intends to amend the by-laws to include similar provisions consistent with the MBCA. Are we correct in believing, based on Article VI of your by-laws, that such amendments to your by-laws, similar to proposals 3A through 3D, currently require a separate vote of your stockholders? If so, bundling the shareholder approval of these amendments with amendments to your articles of organization appears to be inconsistent with the requirements of Rule 14a-4, which requires that a proxy identify each separate matter to be acted upon. Revise your proxy to include separate proposals for each substantive change to give your shareholders an opportunity to vote separately on each amendment to your bylaws. You may mutually condition your proposals, if you only wish to proceed with the proposed changes collectively. In this respect, if any of the proposals are mutually conditioned, provide appropriate disclosure regarding the effect of a negative vote on the related proposals. Please refer to Rule 14a-4 and Section II.H of SEC Release 34-31326.
3. In each of the proposals 2C, 2G and 2H, you indicate that future changes to the by-laws may be made by the board of directors. For each proposal, supplement the disclosure with examples of changes the board of directors might choose to make. Disclose whether the board is currently contemplating any specific changes to the by-laws.
      Proposal 2A:  Proposal to Amend...Regarding Purposes of the
Company, page 22
4. You indicate that, in the future, the description of the purposes of the company may cease to accurately describe the company`s business. Disclose whether you presently have any specific plans, proposals or arrangements to change the company`s business. If so, please disclose by including materially complete descriptions of new business. If not, please state that you have no such current plans, proposals, or arrangements, written or otherwise, at this time.

Approval of Amendments to Our Amended and Restated By-laws, page
27
5. You indicate in the last sentence of the first paragraph of this section that the proposed amendments to your by-laws are set forth in
Exhibit B to your proxy statement, with deletions indicated by strikeout and additions indicated by underline. Specify which changes in Exhibit B pertain to each of your proposals.



Proposal 3A: Proposal to...Change Quorum Requirements..., page 27
6. Your current proposal lacks sufficient clarity and detail to properly inform a stockholder what exactly is being proposed. Specify exactly what changes will be made to the by-laws to make them
"consistent with the MBCA." Provide a greater discussion of the concept of a "voting group" and explain what is meant in your use of the term "broken." Elaborate on what "incorporating the concepts described above" entails. Finally, clarify what is meant by your statement that the board of directors has "proposed a similar quorum standard defined as a majority of votes entitled to be cast."

	Proposal 3B: Proposal to...Change Vote Requirements..., page
27
7. Revise the second paragraph of this proposal to explain exactly what it is you are proposing. What is meant by the statement "[s]hares as to which a nominee has no voting authority as to a particular matter are not deemed voted with respect to such matter?"
Revise your discussion of the "two-pronged standard" to better explain exactly what this standard is.

	Proposal 3D: Proposal to Amend Article VI of the By-laws,
page
28
8. Specify the "number of changes intended to conform with the requirements of the MBCA" you refer to in the last sentence of the first paragraph. Are these changes noted in Exhibit B to the proxy statement?

Closing Comments

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      Please contact Perry Hindin, Staff Attorney, at (202) 942-
2822
with any questions. If you require further assistance, you may contact me at (202) 942-1800.

	Sincerely,


						Barbara C. Jacobs
						Assistant Director
						Office of Computers and Online
Services
cc:	P. Hindin

      via facsimile
Shawn S. Hoyt
General Counsel and Secretary
Pegasystems Inc.
(F) (617) 374-9620

Pegasystems Inc.
April 19, 2005
Page 1